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AUG 22 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42879

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTH RIDGE SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1895 WALT WHITMAN ROAD
(No. and Street)

MELVILLE, (City) NY (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL R. LEVY (631) 420-4242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

65 KINGSBURY ROAD, GARDEN CITY, NY 11530
(Address) (City) (State) (Zip Code)

RECEIVED
2016 AUG 23 PM 2:56
SEC / TM

CHECK ONE:

- [XX] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL R. LEVY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTH RIDGE SECURITIES CORP., as of JUNE 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Maureen G Byrne

Notary Public

MAUREEN A. BYRNE
Notary Public, State of New York
No. 01BY6066856
Qualified in Suffolk County
Term Expires 11/26/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' Report on Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (p) Exemption report.

X (q) Independent Auditors' Report on agreed upon procedures re: SIPC assessment.

NORTH RIDGE SECURITIES CORP.

AUDITED FINANCIAL STATEMENTS

For the year ended June 30, 2016

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
NORTH RIDGE SECURITIES CORP.

I have audited the accompanying financial statements of North Ridge Securities Corp. (a Corporation), which comprise the statement of financial condition as of June 30, 2016, and the related statements of operations, changes in Stockholder equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. North Ridge Securities Corp.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not rquired to have , nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of North Ridge Securities Corp. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of North Ridge Securities Corp. financial statements. The supplemental information is the responsibility of North Ridge Securities Corp.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securiites Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



August 10, 2016

NORTH RIDGE SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
June 30, 2016

ASSETS

Cash and cash equivalents (Note 2)	$	535,962
Due from clearing firm		25,000
Commissions receivable (Note 5)		2,215,513
		2,776,475

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities		1,917,528
Due to affiliate (Note 8)		207,000
		2,124,528

STOCKHOLDERS' EQUITY

Common stock, no par value, 300 shares authorized, 250 shares issued and outstanding		10,000
Retained earnings		641,947
		651,947
	$	2,776,475

The accompanying notes are an
integral part of these financial statements.

NORTH RIDGE SECURITIES CORP.
STATEMENT OF OPERATIONS
For the year ended June 30, 2016

REVENUES		
Commission income (Note 2)	$	12,599,740
EXPENSES		
Employee compensation and benefits		314,377
Commissions and clearance fees (Note 2)		9,750,396
Communications and data processing		113,263
Management fees (Note 8)		1,919,000
Occupancy (Note 6)		185,843
Other operating expenses		236,767
		12,519,646
Income before income taxes		80,094
Provision for income taxes (Note 4)		19,651
NET INCOME	$	60,443

The accompanying notes are an
integral part of these financial statements.

NORTH RIDGE SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended June 30, 2016

	Common				Retained
	Shares		Amount		Earnings
Balance at 7/1/2015	250	$	10,000	$	581,504
Net Income	-		-		60,443
Balance at 6/30/2016	250	$	10,000	$	641,947

The accompanying notes are an
integral part of these financial statements.

NORTH RIDGE SECURITIES CORP.
STATEMENT OF CASH FLOWS
For the year ended June 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net income		$	60,443
Adjustments to reconcile net income to net cash provided by operating activities:			
(Increase) decrease in operating assets:			
Decrease in commissions receivable	$29,999		
Decrease in prepaid income taxes	2,355		
Increase (decrease) in operating liabilities:			
Decrease in accounts payable and other liabilities	(246,636)		
Decrease in amounts due to affiliate	(42,000)		
Total adjustments			(256,282)
NET CASH USED BY OPERATING ACTIVITIES			(195,839)
CASH & CASH EQUIVALENTS - BEGINNING			731,801
CASH & CASH EQUIVALENTS - END		$	535,962
Supplemental cash flow disclosures:			
Income tax payments		$	5,194
Interest payments		$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Ridge Securities Corp. ("The Company"), founded in 1990, is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a registered and licensed by The Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corp. (SIPC). The company is a New York Corporation and operates from its office located in Melville, New York.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented on an accrual basis. Income is recognized when earned. The costs and expenses attributable to earning such income are reflected in the results of operations concurrently. All of the Company's assets and liabilities are carried at either fair value or amounts which approximate fair value.

Uncertain Tax Position

The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to June 30, 2012 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Commissions

Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash and Cash Equivalents

Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years. As of June 30, 2016 the minimum net capital requirement was defined as the greater of $5,000 or 6-2/3% of the aggregate indebtedness.

At June 30, 2016, the Company had net capital of $216,110 which $74.404 was in excess of its required net capital of $141,706. The Company's net capital ratio was 9.83 to 1.

NOTE 4 - INCOME TAXES

The income tax provision at June 30, 2016 consists of the following:

Federal	$ 13,481
State and local	6,170
	$19,651

NOTE 5 - RECEIVABLE FROM BROKER-DEALERS AND MUTUAL FUND COMPANIES

	Receivable
Fees and Commissions Receivable at June 30, 2016	$ 2,215,513

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company's office space and office equipment leases are obligations of its related company (North Shore Capital Management Corp.) and as such it has no commitment as of June 30, 2016 . The company did however pay rents in the amount of $185,843 on its premises and $14,810 on equipment leases in the fiscal year ended June 30, 2016.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company's policy is designed to minimize exposure to any one institution. The bank balances in the cash operating account exceeded FDIC insurance limits consistently during the fiscal year ending June 30, 2016 . At June 30, 2016 the bank balance of $535.962 exceeded FDIC limits by $285,962.

NOTE 8 - RELATED PARTY TRANSACTIONS

North Shore Capital Management Corp. (NSCMC) performs some services for North Ridge Securities Corp. North Ridge Securities Corp. paid $1,919,000 for these services for the year ended June 30, 2016. As of June 30, 2016, $207,000 was recorded as the amount due to NSCMC. This amount was paid in full to NSCMC during July 2016.

SUPPLEMENTARY INFORMATION

SCHEDULE I

NORTH RIDGE SECURITIES CORP.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2016

NET CAPITAL

Total stockholders' equity	$	651,947
Deductions:		
A. Non-allowable assets		435,837
NET CAPITAL	$	216,110

AGGREGATE INDEBTEDNESS

Accounts payable, accrued expenses, and other liabilities	$	1,917,528
Due to affiliate		207,000
TOTAL AGGREGATE INDEBTEDNESS	$	2,124,528

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	141,706
Excess net capital	$	74,404
Excess net capital at 1,000%	$	3,657
Ratio: Aggregate indebtedness to net capital		9.83 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II) of Form X-17A-5 as of June 30, 2016

Net capital, as reported in Company's Part II (unaudited)		
Focus report	$	216,110
Net audit adjustments		-
Net capital per above	$	216,110

See independent auditors' report.

NORTH RIDGE SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 FOR THE YEAR ENDED JUNE 30, 2016

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The Company as complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession of any customer funds or securities as of June 30, 2016.

NORTH RIDGE SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2016

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (ii) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
NORTH RIDGE SECURITIES CORP.

I have reviewed management's statements, included in the accompanying Exemption Report, in which North Ridge Securities Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which North Ridge Securities Corp.claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and North Ridge Securities Corp. stated that North Ridge Securities Corp. met the identified exemption provisions throughout the most recent fiscal year (June 30, 2016) without exception. North Ridge Securiites Corp.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about North Ridge Securites Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

August 10, 2016





NORTH RIDGE SECURITIES CORP
NORTH SHORE CAPITAL MANAGEMENT CORP

EXEMPTION REPORT UNDER 17 C.F.R. § 240.15c3-3

North Ridge Securities Corp. (the Company) is claiming exemption under 17 C.F.R. § 240.15c3-3 under the Securities Exchange Act of 1934, under which;

(1) The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and;

(2) The Company states that it met the identified exemption provisions throughout the year ended June 30, 2016 without exception.

Daniel R. Levy, President
North Ridge Securities Corp.
August 10, 2016

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Board of Directors of:
NORTH RIDGE SECURITIES CORP.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (*Form SIPC-7)]* to the Securities Investor Protection Corporation ("*SIPC")* for the year ended June 30, 2016, which were agreed to by North Ridge Securites Corp. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the *SIPC*, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (*Form SIPC-7)*. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in *Form SIPC-7* with respective cash disbursements record entries noting no differences;

2. Compared the amounts reported on the audited *Form X-17A-5* (Focus Report) for the

year ended June 30, 2016 , with the amounts reported in *Form SIPC-7 for the year ended June 30, 2016 noting no differences;*

3. Compared any adjustments reported in *Form SIPC-7* with supporting schedules and working papers; noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in *Form SIPC-7* and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the *Form SIPC-7* on which it was originally computed noting no differences. and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



August 10, 2016

NORTH RIDGE SECURITIES CORP.
SCHEDULE OF ASSESSMENT PURSUANT TO RULE 17a-5(e)(4)

For the year ended June 30, 2016

REVENUE:		
Total revenue (FOCUS Line 12/Part II A Line 9)	$	12,599,740
DEDUCTIONS:		
Revenues from the distribution of shares of registered open end investment company or unit investment trust		12,392,124
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		48,878
TOTAL DEDUCTIONS		12,441,002
SIPC NET OPERATING REVENUE	$	158,738
SIPC GENERAL ASSESSMENT AT .0025	$396.85	
Less: payment January 2016		206.76
ASSESSMENT BALANCE PAID JULY 2016	$	190.09

See independent auditors' report.